FORM RW

June  2, 2008

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn: Mr. Jay Mumford

Re:	Request to Withdraw Registration Statement on Form S-3 (File No. 333-135274) for Spectrum Brands, Inc.

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Spectrum Brands, Inc., a Wisconsin corporation  (the “Company”), hereby requests the consent of the Securities and Exchange Commission (the “Commission”) to the withdrawal of its Registration Statement on Form S-3 (File No. 333-135274), together with all exhibits thereto (the "Registration Statement"), as of the date hereof or the earliest practicable date hereafter. The Registration Statement was originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on June 23, 2006.

The Company is requesting withdrawal because the Company no longer intends to offer any securities for sale under the Registration Statement.  The Company confirms that no securities have been offered or sold pursuant to the Registration Statement.  The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as required by paragraph (a) of Rule 477 of the Securities Act.  Therefore, the Company requests that (i) the Commission issue a written order, as of the earliest practicable date, granting the withdrawal of the Registration Statement and (ii) pursuant to Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company for future use.

Please forward a copy of the written order granting withdrawal of the Registration Statement to the Company’s counsel, Skadden, Arps, Slate, Meagher & Flom LLP, Attn: Margaret A. Brown, at One Beacon Street, Boston, MA 02108. If you have any questions or comments, or require further information or documentation, please contact Ms. Brown at (617) 573-4815 or by facsimile at (617) 573-4806.

Thank you for your courtesy and cooperation in this matter.

Sincerely,

Spectrum Brands, Inc.

By: /s/ John T. Wilson
John T. Wilson
Vice President, Secretary
and General Counsel